Mail Stop 4561

August 17, 2009

Suresh C. Senapaty
Chief Financial Officer
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035
India

      Re: **Wipro Limited**
            Form 20-F for the Fiscal Year Ended March 31, 2009
            File No. 001-16139

Dear Mr. Senapaty:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                             Sincerely,

                             Patrick Gilmore
                             Accounting Branch Chief